# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IsoEnergy Ltd (Pre-Reincorporation), CIK 0001997377
CUSIP: 46500E867
Title of class of securities: Isoenergy Ord Shs
Address of issuer's principal executive offices: 217 Queen Street West, Unit 401, Toronto, Ontario Canada (A6), M5V 0R2
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000869178

## Reporting persons
- Van Eck Associates Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 4,566,386; shared voting power 0; sole dispositive power 4,566,386; shared dispositive power 0; aggregate amount beneficially owned 4,566,386 (7.5% of the class)

## Item 1. Issuer
Name of issuer: IsoEnergy Ltd (Pre-Reincorporation)
Address of issuer's principal executive offices: 217 Queen Street West, Unit 401, Toronto, CA-ON, M5V 0R2, CA

## Item 2. Person Filing
Name of person filing: Van Eck Associates Corporation
Address of principal business office or, if none, residence: 666 Third Ave, 9th Floor, New York, 10017, NY, United States
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,566,386
Percent of class: 7.5
Sole power to vote or to direct the vote: 4,566,386
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,566,386
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The VanEck Uranium and Nuclear ETF, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends and proceeds from the sale of 3,504,991 of the shares reported by Van Eck Associates Corp

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Van Eck Associates Corporation: Ashley Sousa, AVP - Van Eck Associates Corporation (08/13/2026)